NEWS RELEASE
TSX Venture Exchange Symbol: SNV	September 22nd, 2005

SONIC APPROVED FOR ISO 14001 & OHSAS 18001 CERTIFICATION

Vancouver, CANADA - Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV – TSX Venture Exchange) today announced that the Company has been approved for ISO 14001:2004 and OHSAS 18001:1999 certification through the British Standards Institute (BSI), a quality management systems registrar. BSI is the world's leading quality management systems registrar with over 112 'Global Fortune 500' companies having chosen BSI.

ISO 14001 is an international standard that specifies the requirements for an environmental management system as developed by the International Organization for Standardization (ISO). OHSAS 18001 is an assessment specification for Occupational Health and Safety Management Systems (OHSAS).

Sonic’s President and CEO, Adam Sumel, commented: “This is a significant achievement for the Company which will assist in gaining international business with major corporations that only deal with approved ISO and OHSAS suppliers and partners. This should also help us to secure contracts by providing our potential clients with the added comfort that we not only have the best solution but that we will execute the work according to the regulations and standards in place.”

Sebastian Cattaneo, Sonic’s Environmental, Health & Safety Manager, stated: “We began this registration process in June of 2005 at which time BSI performed on-site operations assessments and protocol examinations. The BSI team concluded a three day final audit on September 9th when it recommended Sonic for approval which we have now received. The audit focused primarily on our commercial PCB Sonoprocess™ facility currently operating at a site in Delta, BC. To ensure consistent compliance with ISO and OHSAS, BSI will routinely monitor Sonic’s operations. By strictly monitoring our operations, we can ensure performance and our commitment to excellence.”

Sonic Environmental Solutions Inc.
          The Sonoprocess™ Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or visit our website at www.sonicenvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.